                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Source Capital Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    836142307
                                 (CUSIP Number)

                               Danny R. Schnitzer
                           11221 Pacific Highway, S.W.
                            Tacoma, Washington 98499
                                 (253) 581-6611
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                             September 29, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.: 836142307
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

                  Danny R. Schnitzer

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ------------------
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [   ]
                                                                  (b) [   ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)  [   ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
--------------------------------------------------------------------------------
                                            7        SOLE VOTING POWER
             NUMBER OF SHARES
               BENEFICIALLY                          72,000
                 OWNED BY                   ------------------------------------
                   EACH                     8        SHARED VOTING POWER
                REPORTING
                  PERSON                             0
                   WITH                     ------------------------------------
                                            9        SOLE DISPOSITIVE POWER

                                                     72,000
                                            ------------------------------------
                                            10       SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  72,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, no par value (the "Common Stock"), of Source Capital Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1825 N. Hutchinson Road, Spokane, Washington 99212.

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Danny R. Schnitzer. Mr. Schnitzer is the President of Rainier Evergreen, Inc. The principal business address of Rainier Evergreen, Inc. and Mr. Schnitzer is 11221 Pacific Highway, S.W., Tacoma, Washington 98499.

         Mr. Schnitzer has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Schnitzer is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Schnitzer personally owns 39,300 shares of the Common Stock. Mr. Schnitzer purchased these shares in open market purchases from August 21, 1998 to September 29, 1999 for an aggregate price of $260,838.75. Mr. Schnitzer used his personal funds to purchase these shares and did not purchase any of the Common Stock with borrowed funds. In addition, Mr. Schnitzer is the general managing partner of Schnitzer Family Investment II, L.L.C. ("Schnitzer Investment") and has sole voting and investment power over 32,700 shares of the Common Stock owned by Schnitzer Investment. Schnitzer Investment purchased its 32,700 shares of the Common Stock in open market purchases from December 28, 1998 to June 22, 1999, for an aggregate price of $192,540.00. The source of Schnitzer Investments' payment of the purchase price for each purchase was its working capital. Schnitzer Investment did not purchase any of the Common Stock with borrowed funds.

Item 4.  PURPOSE OF TRANSACTION

         Mr. Schnitzer acquired the Common Stock for investment purposes only. Mr. Schnitzer will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions;
(iii) acquiring additional shares of Common Stock in the open market or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Common Stock. Mr. Schnitzer has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. Mr. Schnitzer's future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and his portfolio.

         Except as set forth above, Mr. Schnitzer has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to those enumerated above.

         Mr. Schnitzer reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of September 29, 1999, Mr. Schnitzer beneficially owns 72,000 shares of the Common Stock, which includes 32,700 shares owned by Schnitzer Investment. Mr. Schnitzer beneficially owns approximately 5.3% of the Common Stock, based on 1,360,105 shares outstanding as of June 30, 1999.

         (b) As of September 29, 1999, Mr. Schnitzer has sole power to vote or direct the vote and dispose or direct the disposition of 72,000 shares, which includes 32,700 shares owned by Schnitzer Investment.

         (c) On August 16, 1999, Mr. Schnitzer purchased 2,500 shares of the Common Stock at a price of $6.25 per share, an aggregate of $15,828.45, in an open market purchase. On August 19, 1999, Mr. Schnitzer purchased 4,500 shares of the Common Stock at a price of $6.4722 per share, an aggregate of $29,488.35, in an open market purchase. On September 3, 1999, Mr. Schnitzer purchased 7,500 shares of the Common Stock at a price of $6.5583 per share, an aggregate of $49,790.70, in an open market purchase. On September 9, 17, and 29, 1999, Mr. Schnitzer purchased 4,000, 3,000, and 5,000 shares of the Common Stock, respectively, at a price of $6.625 per share, an aggregate of $26,823.45, 20,118.45, and 33,528.45, respectively. Schnitzer Investment did not effect any transactions in the Common Stock during the past sixty days.

         (d) Schnitzer Investment has the right to receive dividends from, or the proceeds from the sale of, the 32,700 shares of Common Stock it owns.

         (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described above, Mr. Schnitzer does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         None.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

October 6, 1999
---------------
Date

/s/ Danny R. Schnitzer
----------------------------
Danny R. Schnitzer